SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 27, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	5654X	June 26, 2008
2.	Regulatory News Service Notice	6408X	June 26, 2008

08004060

SUPPL

RECEIVED
2008 JUL 30 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
AUG 04 2008
THOMSON REUTERS

7/31

SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>
06/26/08 02:21 AM

To david.dutro@elemen
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Subject Hemscott News Alert - Elementis PLC

Elementis PLC - Trading Statement

RNS Number : 5654X
Elementis PLC
26 June 2008

Trading update

Elementis plc today issues a trading update ahead of its interim results for the
half year ending 30 June 2008, which will be announced on 29 July 2008.

Trading for the first half of 2008 is ahead of our expectations.

In Specialty Products, managements' programme of performance improvement has continued to have a positive impact on operating profit which will have shown progress in each of the last five consecutive half year periods. Sales trends during the period
have been positive in all major sectors outside of North America, which has continued to experience demand patterns reflective of those in the latter half of 2007.

In Chromium, the business has continued to experience significant benefits from
positive global supply demand dynamics.

Completion of the Deuchem acquisition, announced in April, is progressing well and closing is expected to take place in July 2008.

Enquiries:

Elementis plc Tel: +44 (0)20 7408 9302
Brian Taylorson
Finance Director

Financial Dynamics Tel: +44 (0)20 7831 3113
Andrew Dowler
Greg Quine

This information is provided by RNS
The company news service from the London Stock Exchange

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Elementis plc Email Alert
<emailalert@hemscottbusiness.co.uk>
06/26/08 10:38 AM

To david.dutro@elementis.com
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Subject Hemscott News Alert - Elementis PLC

Elementis PLC - Director/PDMR Shareholding

RNS Number : 6408X
Elementis PLC
26 June 2008

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility ('PDMR') or Connected Persons

Elementis plc ('the Company') was notified today of the following transactions:

On 26 June 2008, David Dutro, Chief Executive, received 25,078 ordinary shares of 5p each in the Company pursuant to the vesting of share awards granted under the Deferred Share Bonus Plan on 25 May 2005. The share awards were granted at nil pence per share. Mr Dutro's beneficial shareholding in the Company following this transaction increased to 35,845 shares (0.008% of issued share capital).

On 26 June 2008, Greg McClatchy, a PDMR of the Company, received 23,513 ordinary shares of 5p each in the Company pursuant to the vesting of share awards granted under the Deferred Share Bonus Plan on 25 May 2005. The share awards were granted at nil pence per share. Mr McClatchy's beneficial shareholding in the Company following this transaction increased to 23,513 shares (0.005% of issued share capital).

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) of the Disclosure and Transparency Rules sourcebook and concern the beneficial interests of the individuals named above and not any of their connected persons.

Name of authorised Company official responsible for making this notification:

Wai Wong
Company Secretary
0207 408 9303
26 June 2008

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 3, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	2210Y	July 3, 2008
2.	Regulatory News Service Notice	9871X	July 1, 2008
3.	Regulatory News Service Notice	8762X	June 30, 2008

SEC File No. 82-34751

RECEIVED

Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>

07/03/2008 03:42 AM

To eleanor.besserman@ele

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Subject Hemscott News Alert - Elementis PLC

Elementis PLC - Date of interim results announcement

RNS Number : 2210Y
Elementis PLC
03 July 2008

Elementis plc - Date of interim results announcement changed

The date on which the Company's interim results for the half year ended 30 June 2008 will be announced has been brought forward by one day. The interim results will now be announced on Monday 28 July 2008 at 9.30am.

Wai Wong
Company Secretary
020 7408 9303

3 July 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END

NOREAXXDEDNPEEE

SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>

07/01/08 04:55 AM

To david.dutro@elementis.com

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Subject Hemscott News Alert - Elementis PLC

Elementis PLC - Completion of Deuchem acquisition

RNS Number : 9871X
Elementis PLC
01 July 2008

Elementis announces completion of its acquisition of Deuchem Co., Ltd.
Elementis plc is pleased to announce that the acquisition of Deuchem Co., Ltd., which was announced on 28 April 2008, was completed today (1 July 2008).

Wai Wong

Company Secretary

020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACQGIGDRBUGGGIB

SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusines s.co.uk>

06/30/08 08:37 AM

To david.dutro@elementis......

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Subject Hemscott News Alert - Elementis PLC

Elementis PLC - Additional Listing

RNS Number : 8762X
Elementis PLC
30 June 2008

Elementis plc (the 'Company') - Additional Listing of Shares

A block listing application has been made today for 2,400,000 ordinary shares of
5p each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all
respects with the existing issued ordinary shares of the Company.

These shares will be issued under the following schemes:
700,000 shares - 1998 Savings Related Share Option Scheme
1,700,000 shares - 2003 Executive Share Option Scheme

Wai Wong
Company Secretary
020 7408 9303

30 June 2008

This information is provided by RNS
The company news service from the London Stock Exchange

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